                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         CONCENTRA MANAGED CARE, INC.
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                                (Name of Issuer)

                                 COMMON STOCK
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                         (Title of Class of Securities)

                                  20589T10 A
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this |_| statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages

SEC 1745 (10-85)

CUSIP NO.  20589T10 A                  13G             PAGE 2 OF 4 PAGES

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Massachusetts Financial Services Company ("MFS")
     I.R.S. Identification No.:  04-2747644
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   /   /           (b)     /   /
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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        NUMBER OF        5    SOLE VOTING POWER

           SHARES             6,311,501 shares of common stock***

     BENEFICIALLY
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         OWNED BY        6    SHARED VOTING POWER

             EACH
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        REPORTING        7    SOLE DISPOSITIVE POWER

           PERSON             6,525,673 shares of common stock**

             WITH
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                         8    SHARED DISPOSITIVE POWER

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,525,673 shares of common stock** which shares are also beneficially owned by certain other non-reporting entities as well as MFS.

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     13.7% (as calculated pursuant to Rule 13d-3(d)(1)(i))

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12   TYPE OF REPORTING PERSON*
     IA
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** These 6,525,673 shares of common stock include 5,852,888 shares of common stock owned by MFS and certain other non-reporting entities and 101,246 shares of common stock, 522,933 shares of common stock and 48,606 shares of common stock which may be acquired through the conversion of convertible bonds, respectively.

*** These 6,311,501 shares of common stock include 5,662,958 shares of common stock owned by MFS and certain other non-reporting entities and 95,185 shares of common stock, 504,751 shares of common stock and 48,606 shares of common stock which may be acquired through the conversion of convertible bonds, respectively.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G                                           PAGE 3 OF 4 PAGES

ITEM 1:   (a)   NAME OF ISSUER:

                Concentra Managed Care, Inc.

          (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                312 Union Wharf
                Boston, MA  02109

ITEM 2:   (a)   NAME OF PERSON FILING:

                Massachusetts Financial Services Company ("MFS")

          (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                500 Boylston Street
                Boston, MA  02116

          (c)   CITIZENSHIP:

                See Item 4 on page 2

          (d)   TITLE OF CLASS OF SECURITIES:

                Common Stock

          (e)   CUSIP NUMBER:

                20589T10 A

ITEM 3:         See Item 12 on page 2

ITEM 4:   (a)   AMOUNT BENEFICIALLY OWNED:

                See Item 9 on page 2

          (b)   PERCENT OF CLASS:

                See Item 11 on page 2

          (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE POWERS:

                See Items 5 and 7 on page 2

SCHEDULE 13G                                           PAGE 4 OF 4 PAGES

ITEM 5:         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Inapplicable

ITEM 6:         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON:

                Inapplicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                Inapplicable

ITEM 8:         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Inapplicable

ITEM 9:         NOTICE OF DISSOLUTION OF GROUP:

                Inapplicable

ITEM 10:        CERTIFICATION:

                By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999

Massachusetts Financial Services Company



By:           ARNOLD D. SCOTT
              Arnold D. Scott
      Senior Executive Vice President,
           Secretary and Director